UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 000-11986

Summit Bancshares, Inc.
(Exact name of registrant as specified in its charter)

3880 Hulen Street
Fort Worth, Texas 76107
(817) 336-6817
(Address, including zip code, and telephone number, including area code of principal executive offices)

Common Stock, $1.25 par value
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: None

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Cullen/Frost Bankers, Inc., as successor to Summit Bancshares, Inc. pursuant to the merger of Summit Bancshares, Inc. into Cullen/Frost Bankers, Inc. has caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized person

Date: December 11, 2006

By:		/s/ Phillip D. Green

Name:		Phillip D. Green
Title:		Group Executive Vice President and
Chief Financial Officer of
Cullen/Frost Bankers, Inc., as successor by merger